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Andrew Hulsh

Direct dial: +1 212 808 2741

hulsha@pepperlaw.com

June 20, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Perry J. Hindin, Special Counsel,

   Office of Mergers and Acquisitions

Re:	RiceBran Technologies

Definitive Proxy Statement on Schedule 14A

Filed June 13, 2016 by LF-RB Management, LLC, et al.

File No. 1-36245

Dear Mr. Hindin:

We are submitting this letter on behalf of our clients, LF-RB Management, LLC (“LF-RB”), Gary L. Herman, a Managing Member of LF-RB, Michael Goose, a Managing Member of LF-RB, Stephen D. Baksa, Larry Hopfenspirger, Richard Bellofatto, Edward M. Giles and Richard Jacinto II (collectively, the “LF-RB Group”) in response to the written comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 17, 2016 (the “Comment Letter”), in connection with the LF-RB Group’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the Commission on June 13, 2016.

For your convenience, our response is set forth below, with the heading corresponding to the heading contained in the Comment Letter. The Staff’s comment in the Comment Letter is restated in bold and italics prior to the Company's response.

General

1.	It is our understanding that Mr. Bruce Galloway sent what appears to be soliciting materials to a shareholder using language that suggests it is on behalf of the LF-RB Group. Please advise why Mr. Galloway is not a participant in the LF-RB Group solicitation.

As stated in our previous letter on behalf of the LF-RB Group to the Staff dated June 16, 2016 (the “June 16 Letter”), Mr. Galloway is in no way affiliated with the LF-RB Group or LF-RB. Furthermore, Mr. Galloway is neither acting in concert with LF-RB or the LF-RB Group, nor is he a “participant” in the LF-RB Group’s solicitation (the “Solicitation”) in connection with the 2016 Annual Meeting of Shareholders of RiceBran Technologies (the “Company”) within the meaning of the instructions to Item 4 of Schedule 14A.

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www.pepperlaw.com

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 20, 2016

As noted in the June 16 Letter, we acknowledge that Mr. Galloway is well acquainted with Mr. Gary L. Herman, a member of the LF-RB Group, in the context of preexisting business transactions. In addition, Mr. Galloway was offered an opportunity to participate in a possible financing transaction, involving the acquisition of additional shares of the Company more than six months ago. However, that proposed transaction never ensued, and Mr. Herman and the other members of the LF-RB Group thereafter engaged in discussions about a possible solicitation of the Company’s proxies without any involvement of Mr. Galloway. It is critical to note that Mr. Galloway is not a member of LF-RB and does not hold any interest of any nature in LF-RB, nor is he an employee, officer or in any way affiliated with LF-RB. Indeed, none of the members of the LF-RB Group have agreed with Mr. Galloway to act together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of the equity securities of the Company.

In addition, Mr. Galloway is not a “participant” in the Solicitation within the meaning of the instructions to Item 4 of Schedule 14A. Specifically, Mr. Galloway:

i.	Is not a nominee for whose election as a director proxies are being solicited;

ii.	Was never a member of the LF-RB “group” as such term is described in Rule 13d-5(b)(1) (“Rule 13d-5”) under the Securities Exchange Act of 1934, as amended, nor, for the reasons set forth above, is he or was he at any time a member of any “committee” or “group” (whether for purposes of Rule 13d-5 or otherwise) that solicits proxies collectively with the LF-RB Group or with any members thereof;

iii.	Did not, acting alone or with one or more other persons, directly or indirectly, take the initiative, or engage, in organizing, directing, or arranging for the financing of the LF-RB Group;

iv.	Did not join with any other person to finance the solicitation of proxies;

v.	Did not lend money or furnish credit or enter into any other arrangements, pursuant to any contract or understanding with a member of the LF-RB Group, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company by any participant or other persons, in support of or in opposition to a participant; and

vi.	Was never asked, directly or implicitly, to solicit proxies on behalf of the LF-RB Group.

Notwithstanding the foregoing, please be aware that we have sent Mr. Galloway a letter advising him that he must immediately cease and desist from representing, indicating or suggesting that he is affiliated with the LF-RB Group or involved in the Solicitation. We have also instructed each of the members of the LF-RB Group to neither initiate any contact with Mr. Galloway nor respond to any of his correspondence that may relate to the Solicitation, in each case other than solely in his capacity as a shareholder of the Company.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 20, 2016

In addition, we respectfully submit that an amendment to the Proxy Statement is neither necessary nor appropriate. As noted above, the Staff’s comment in the Comment Letter does not apply to the LF-RB Group’s facts and circumstances because Mr. Galloway is not a “participant” in the LF-RB Group’s Solicitation. Accordingly, no disclosure pertaining to Mr. Galloway is necessary in the Proxy Statement.

Should you have any questions, please feel free to contact me at (212) 808-2741.

Sincerely,

/s/ Andrew Hulsh
Andrew Hulsh

cc:	Justin Kisner, Staff Attorney, Office of Mergers and Acquisitions
Gary L. Herman, Managing Member, LF-RB Management, LLC